COASTAL BANKING COMPANY, INC.

36 Sea Island Parkway
Beaufort, South Carolina 29902

(843) 522-1228

June 26, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Attn:

Mr. Paul Cline

Mr. Michael Volley

Re:

Coastal Banking Company, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Filed on March 30, 2007

File No. 000-28333

Ladies and Gentlemen:

By this letter, Coastal Banking Company, Inc. (the “Company”) is responding to the comments received from your office by letter dated June 21, 2007 with respect to the above-referenced Form 10-KSB.  We have restated and responded to each of your comments below.

Financial Statements

1.

Please refer to comment 2 in our June 6, 2007 letter.  Please tell us where the gains and related cash flows from originating and selling loans are presented in the statement of cash flows.

The gains and cash flows were included under “Net Other Operating Activities,” which totaled (36,737).  A revised calculation is presented below.  The Company will revise its disclosure appropriately in future filings.

Net other operating activities	443,439
Gain on sale of loans	(480,176)

***

The Company expressly acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (843) 525-5121.

Very truly yours,

/s/ James L. Pate III

James L. Pate III

Chief Financial Officer